UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K


(Mark One)

 X   Annual Report pursuant to Section 15(d) of the
     Securities
---  Exchange Act of 1934 [no fee required, effective October
     7, 1996]

          For the Fiscal Year Ended December 31, 1998

                         or

---  Transition Report pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 (no fee required)

     For the Transition Period from ------------ to
     -------------



                Commission File No. 333-02059

       BURR-BROWN CORPORATION FUTURE INVESTMENT TRUST
                        (Plan Title)

                   BURR-BROWN CORPORATION
                      (Name of Issuer)

                  6730 S. Tucson Boulevard
                      Tucson, AZ  85706
                (Principal Executive Office)

              FINANCIAL STATEMENTS AND EXHIBITS
              ---------------------------------

Attached hereto and incorporated herein and made a part hereof are the following:

a)   Financial Statements

  1. Audited financial statements and schedules of the Burr-
     Brown Corporation Future Investment Trust for the fiscal year ended December 31, 1998 and 1997.


b)   Exhibits

  1. Consent of Ernst & Young LLP, for incorporation by reference of Form 11-K into registrant's previously filed
     Registration Statement No. 333-02059.





                         SIGNATURES


The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      BURR-BROWN CORPORATION
                                      FUTURE INVESTMENT TRUST




DATE                                  ----------------------
     ----------                       G. Roger Myers
                                      Treasurer




                    Financial Statements
                 and Supplemental Schedules

Amended and Restated Burr-Brown Corporation Future Investment
                            Trust

           Years ended December 31, 1998 and 1997
             with Report of Independent Auditors

Amended and Restated Burr-Brown Corporation Future Investment
                            Trust

                    Financial Statements
                 and Supplemental Schedules


           Years ended December 31, 1998 and 1997



                          Contents

Report of Independent Auditors ...........................1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund
Information ..............................................2

Statements of Changes in Net Assets Available for Benefits,
With Fund Information ....................................3

Notes to Financial Statements ............................4


Supplemental Schedules

Line  27(a)  -  Schedule  of Assets  Held  for Investment
Purposes ................................................10
Line 27(d) - Schedule of Reportable Transactions ........11


             Report of Independent Auditors

Burr-Brown Corporation as Plan Administrator of the
Amended and Restated Burr-Brown Corporation Future
Investment Trust

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Burr-Brown Corporation Future Investment Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



April 30, 1999


Amended and Restated Burr-Brown Corporation Future Investment
Trust

Statements of Net Assets Available for Benefits, with Fund
Information

                              Year Ended December 31, 1998
                     ----------------------------------------------
                                Fund Information
                     ----------------------------------
                     Participant  Stock
                     Directed     Bonus      Participant
                     Funds        Fund       Loan Fund      Total
                     -----------  ---------  ----------- -----------
Assets

Investments at fair value:
Mutual funds         $38,991,656  $      -   $        -  $38,991,656
Burr-Brown Corporation
 common stock         16,685,630    478,821           -   17,164,451
Participant notes
 receivable                   -          -     1,946,326   1,946,326
Net transfers
 receivable (payable)         -          -            -           -
Common trust funds            -          -            -           -
                     ----------- ----------  ----------- -----------
Total investments     55,677,286    478,821    1,946,326  58,102,433

Contributions
 receivable              358,781         -            -      358,781
                     ----------- ----------  ----------- -----------
Total assets          56,036,067    478,821    1,946,326  58,461,214

Liabilities

Distributions payable
 to participants              -          -            -           -
                     ----------- ----------  ----------- -----------
Net assets available
for benefits         $56,036,067 $  478,821  $ 1,946,326 $58,461,214
                     =========== ==========  =========== ===========


                            Year Ended December 31, 1997
                    -----------------------------------------------
                                  Fund Information
                    -----------------------------------
                    Participant  Stock       Participant
                    Directed     Bonus       Loan
                    Funds        Fund        Fund            Total
                    -----------  ----------  -----------  -----------
Assets

Investments at fair value:
Mutual funds        $35,117,932  $       -   $        -   $35,117,932
Burr-Brown Corporation
 Common stock        14,646,751   2,573,823           -    17,220,574
Participant notes
 receivable                  -           -     1,530,463    1,530,463
Net transfers
 receivable (payable)    45,280          -      (45,280)           -
Common trust funds      314,384       8,973          -        323,357
                    -----------  ----------  -----------  -----------
Total investments    50,124,347   2,582,796    1,485,183   54,192,326

Contributions
 receivable                  -           -            -            -
                    -----------  ----------  -----------  -----------
Total assets         50,124,347   2,582,796    1,485,183   54,192,326

Liabilities

Distributions payable
 to participants      (296,025)          -            -     (296,025)
                    -----------  ----------  -----------  -----------
Net assets available
 for benefits       $49,828,322  $2,582,796  $ 1,485,183  $53,896,301
                    ===========  ==========  ===========  ===========

See accompanying notes.



         Amended and Restated Burr-Brown Corporation
                  Future Investment Trust

Statements of Changes in Net Assets Available for Benefits,
                  with Fund Information


                           Year Ended December 31, 1998
                    ---------------------------------------------
                                 Fund Information
                    -------------------------------------
                    Participant
                     Directed     Stock       Participant
                       Funds      Bonus Fund  Loan Fund      Total
                    ------------  ----------  ----------- -----------
Additions:

Contributions:

Employee            $  4,155,414  $       -   $        -  $ 4,155,414
Employer                 962,822          -            -      962,822
Investment income      1,837,597         482      135,201   1,973,280
                      ----------  ----------  ----------- -----------
                       6,955,833         482      135,201   7,091,516

Deductions:

Benefits paid to
 participant           4,551,981   2,993,756       83,523   7,629,260
Administrative
 expenses                251,509          -            -      251,509
                      ----------  ----------  ----------- -----------
                       4,803,490   2,993,756       83,523   7,880,769

Net realized/unrealized
 appreciation in fair
 value of investments  4,464,867     889,299           -    5,354,166
                      ----------  ----------  ----------- -----------
Net additions
 (deductions)          6,617,210 (2,103,975)       51,678   4,564,913

Interfund transfers    (409,465)          -       409,465          -

Net assets available
 for benefits at
 beginning of year    49,828,322   2,582,796    1,485,183  53,896,301
                     ----------- -----------  ----------- -----------
Net assets available
 for benefits at
 end of year        $ 56,036,067 $   478,821  $ 1,946,326 $58,461,214
                    ============ ===========  =========== ===========



                                Year Ended December 31, 1997
                    ------------------------------------------------
                                   Fund Information
                    -----------------------------------
                    Participant
                    Directed    Stock       Participant
                    Funds       Bonus Fund  Loan Fund       Total
                    ----------- ----------  -----------  -----------
Additions:

Contributions:

Employee            $ 3,264,781 $       -   $        -   $ 3,264,781
Employer                792,762         -            -       792,762
Investment income     3,878,716         -       117,868    3,996,584
                    ----------- ----------  -----------  -----------
                      7,936,259         -       117,868    8,054,127

Deductions:

Benefits paid to
 participants         2,221,092    744,164      922,670    3,887,926
Administrative
 expenses               160,674         -            -       160,674
                    ----------- ----------  -----------  -----------
                      2,381,766    744,164      922,670    4,048,600

Net Realized/unrealized
 appreciation in fair
 value of investments 8,518,371  1,541,034           -    10,059,405
                    ----------- ----------  -----------  -----------
Net additions
 (deductions)        14,072,864    796,870    (804,802)   14,064,932

Interfund Transfers (1,142,409)   (70,955)    1,213,364           -

Net assets available
 for benefits at
 beginning of year   36,897,867  1,856,881    1,076,621   39,831,369
                    ----------- ----------  -----------  -----------
Net assets available
 for benefits at
 end of year        $49,828,322 $2,582,796  $ 1,485,183  $53,896,301
                    =========== ==========  ===========  ===========


See accompanying notes.



                  Notes to Financial Statements

                        December 31, 1998



1. Significant Accounting Policies

Accounting Method

The financial  statements  of the Amended and Restated Burr-Brown
Corporation (BBC) Future Investment Trust (the Plan) are prepared on the accrual basis.

Valuation of Investments

Investments are stated at aggregate fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value. The cost of BBC common stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in first-out method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain 1997 amounts have been reclassified to conform to the 1998 financial statement presentation.

2. Description of The Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description of the Amended and Restated Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant is entitled to make a pre-tax salary reduction contribution from 1% to 15% of their eligible salary (1% to 10% of eligible salary for highly compensated participants as defined in the Plan document), subject to limits under the tax law. Twenty-five percent of each participant's salary reduction contribution is matched by BBC.

Participant Accounts

Eight accounts are maintained for each participant: an Employee Deferral Contributions Account which contains each participant's personal contributions through salary reduction; a Company
Matching Contributions Account which contains BBC's matching contributions; a 1986 Profit Sharing Account and a Company Profit Sharing Contributions Account which contain the participant's share of BBC's discretionary contributions; a Stock Bonus Rollover Account which contains each participant's share of funds transferred from their Stock Bonus Account; a Rollover Account for each participant who makes a rollover contribution (collectively the six accounts are invested in accordance with participants instructions and presented as participant directed funds); a Loan Account; and a Stock Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan. At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited weekly or bi-weekly to the participant's Company Matching Contributions Account. The Board of BBC may, in its sole discretion, make a profit sharing contribution which will be credited annually on the basis of compensation to the participant's Company Profit Sharing Contributions Account, if any, for participants who are active employees as of year end.

The Plan was amended on July 1, 1995 to allow participants to transfer all or part of their Stock Bonus Account into a Stock Bonus Rollover Account, which could then be invested at the participants' direction as with other participant directed funds. The opportunity for participants to initiate these transfers expired on April 15, 1996.

Vesting

Each participant is 100% vested in their Employee Deferral Contributions Account, 1986 Profit Sharing Account, Stock Bonus Rollover Account, Stock Bonus Account and Rollover Account. Each participant is 25% vested after one year of vesting service in his/her Company Profit Sharing Contributions Account and Company Matching Contributions Account with such vesting increasing by 25% for each year of vesting service thereafter, until the participant is fully vested after four years. All participants become fully vested in their accounts upon Plan termination, death, disability (as defined in the Plan document) and normal retirement age (age 65).

Any forfeitures incurred by Plan participants are used to reduce future Company contributions.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of the participant's account. The Plan has an obligation to participants who terminated employment with BBC and have requested payment of their participant account balance of $719,432 at December 31, 1998, which will be paid in 1999. The $296,025 accrued at December 31, 1997 represented benefits processed prior to that date but not distributed until 1998.

Participant Notes Receivable

Participants may borrow from their Employee Deferral Contributions and Rollover Accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participants' accounts and bear interest at a rate of 1% over the prime rate. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions, or if payroll deductions are not possible, through quarterly installments.

Investment Options

The  Employee  Deferral Contributions Account,  Company  Matching
Contributions Account, Stock Bonus Rollover Account, Company Profit Sharing Contributions Account, 1986 Profit Sharing Account and Rollover Account are invested in the investment options listed in the table below at the direction of the participant. The BBC Stock Fund represents funds invested in shares of BBC common stock.

Through December 1, 1998, Plan assets were held in trust by Wells Fargo Bank and held in either BBC common stock or in various mutual funds offered by the Frank Russell Investment Company: the Fixed Income, Conservative, Balanced, Aggressive, and Maximum Growth funds. Effective December 1, 1998, an affiliate of Fidelity Investments (Fidelity) became the Plan trustee and Plan assets are held in BBC common stock or in various mutual funds offered by Fidelity: the Managed Income Portfolio Fund, Freedom Fund 2000, Freedom Fund 2010, Freedom Fund 2020 and Freedom Fund 2030. These mutual funds invest in domestic and international stocks, debt instruments, investment contracts and government securities. The mix of mutual funds in each of these investment options is based on guidelines established by the Plan's Committee.

The following table summarizes the activities of the participant directed funds for the years ended December 31:





                                    1998
                  -------------------------------------------

                  Balance at    Employee and   Administrative
                  Beginning of  Employer       Expenses and
                  Year          Contributions  Benefits Paid
                  ------------  -------------  --------------
BBC Stock Fund    $ 15,233,398  $     604,911  $  (1,132,697)
Managed Income
 Portfolio Fund             -          45,324             -
Freedom Fund 2000           -          10,738             -
Freedom Fund 2010           -          36,305             -
Freedom Fund 2020           -         102,964             -
Freedom Fund 2030           -         120,746             -
Fixed Income Fund    7,751,332        581,616     (1,260,532)
Aggressive Fund     10,408,869      1,360,134       (693,998)
Balanced Fund        4,555,367        495,253       (880,087)
Conservative Fund    1,260,675        134,865        (22,582)
Maximum Growth
 Fund               10,618,681      1,625,380       (813,594)
                  ------------  -------------  --------------
                  $ 49,828,322  $   5,118,236  $  (4,803,490)
                  ============  =============  ==============



                                    1998
                  -------------------------------------------
                  Investment
                  Income and
                  Net Realized
                      and
                  Unrealized                   Balance at End
                     Gains      Transfers      of Year
                  ------------  -------------  --------------
BBC Stock Fund    $  1,773,380  $     249,342  $   16,728,334
Managed Income
 Portfolio Fund         34,820      7,592,681       7,672,825
Freedom Fund 2000       39,296      1,427,533       1,477,567
Freedom Fund 2010      181,775      4,423,674       4,641,754
Freedom Fund 2020      580,052     11,263,605      11,946,621
Freedom Fund 2030      701,783     12,746,437      13,568,966
Fixed Income Fund      416,721    (7,489,137)           -
Aggressive Fund        961,301   (12,036,306)           -
Balanced Fund          415,829    (4,586,362)           -
Conservative Fund      116,218    (1,489,176)           -
Maximum Growth
 Fund                1,081,289   (12,511,756)           -
                  ------------  -------------  --------------
                    $6,302,464 $   (409,465)   $   56,036,067
                  ============  =============  ==============





2. Description of The Plan (continued)



                                      1997
                  -------------------------------------------
                  Balance at    Employee and   Administrative
                  Beginning of  Employer       Expenses and
                  Year          Contributions  Benefits Paid
                  ------------  -------------  --------------
BBC Stock Fund    $  8,856,079  $     379,864  $    (262,277)
Fixed Income Fund    8,356,985        606,557     (1,031,265)
Aggressive Fund      8,081,408      1,234,772       (490,828)
Balanced Fund        4,232,928        469,001       (237,974)
Conservative Fund      977,146        125,668        (28,006)
Maximum Growth
 Fund                6,393,321      1,241,681       (331,416)
                  ------------  -------------  --------------
                  $ 36,897,867  $   4,057,543  $  (2,381,766)
                  ============  =============  ==============



                                    1997
                  -------------------------------------------
                  Investment
                  Income and
                  Net Realized
                      and
                  Unrealized                   Balance at End
                     Gains      Transfers      of Year
                  ------------  -------------  --------------
BBC Stock Fund    $  7,425,965  $ (1,166,233)   $  15,233,398
Fixed Income Fund      528,452      (709,397)       7,751,332
Aggressive Fund      1,743,701      (160,184)      10,408,869
Balanced Fund          657,194      (565,782)       4,555,367
Conservative Fund      134,562         51,305       1,260,675
Maximum Growth Fund  1,907,213      1,407,882      10,618,681
                  ------------  -------------  --------------
                  $ 12,397,087  $ (1,142,409)  $   49,828,322
                  ============  =============  ==============



3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:




                                   December 31
                                1998         1997
                            ------------  -----------
Mutual Funds:

Fidelity Investments:
Managed Income Portfolio
 Fund                       $  7,627,501  $        -
Freedom Fund 2010              4,605,449           -
Freedom Fund 2020             11,843,657           -
Freedom Fund 2030             13,448,220           -

Frank Russell Investment Company:
Equity I Fund                         -     5,438,922
Equity II Fund                        -     3,306,565
Equity Q Fund                         -     5,494,745
Fixed Income III Fund                 -     4,083,501
Investment Contract Fund              -     7,810,205
International Fund                    -     3,206,322
Common Stock:
Burr-Brown Corporation        17,164,451   17,220,574




4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 20, 1996, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Agreements and Transactions with Parties-In-Interest

The Plan maintains investments in BBC's common stock held in each applicable participants' Stock Bonus Account. Certain officers of BBC were trustees of such Plan assets through November 30, 1998.

During 1998 and 1997, legal and accounting fees were paid by BBC, while fund management fees and all other administrative fees were paid out of Plan assets.

6. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking steps to address internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing the necessary steps by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

Plan management has also established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid 1999. If modification of date processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan.

Amended and Restated Burr-Brown Corporation Future Investment Trust

  Line 27(a) - Schedule of Assets Held for Investment Purposes

                  EIN:  86-0445468    PN:  001

                        December 31, 1998


                    Description of                    Current
Identity of Issuer    Investment          Cost         Value
------------------  ----------------  ------------  -----------

*Fidelity Investment
 Company Managed
 Income Portfolio
 Fund               7,627,501 shares  $  7,627,501  $ 7,627,501

*Fidelity Investment
 Company Freedom
 Fund 2000            118,964 shares     1,474,733    1,466,829

*Fidelity
 Investment Company
 Freedom Fund 2010    346,274 shares     4,565,641    4,605,449

*Fidelity
 Investment Company
 Freedom Fund 2020    849,008 shares    11,577,631   11,843,657

*Fidelity
 Investment Company
 Freedom Fund 2030    968,195 shares    13,049,248   13,448,220
                                        ----------   ----------
                                        38,294,754   38,991,656


*Burr-Brown Corporation
 common stock         732,334 shares     3,920,866   17,164,451

*Participant notes    Various interest
 receivable           rates                     -     1,946,326

                                      ------------  -----------
                                                    $58,102,433
                                                    ===========

* Party-in-interest



             Amended and Restated Burr-Brown Corporation
                    Future Investment Trust

             Line 27(d) - Schedule of Reportable Transactions

                    EIN:  86-0445468    PN:  001

                    Year Ended December 31, 1998




Identity of     Description      Purchase    Selling    Lease
Party Involved  of Asset         Price       Price      Rental
--------------  --------------   ----------  ---------- --------
Category (i) - A single
transaction in excess of 5%
of Plan assets:

Frank Russell
 Investment
 Company        Equity I Fund     $      -   $2,847,492 $     -

Frank Russell
 Investment
 Company        Equity Q Fund            -    3,063,882       -

Category (iii) - Series of
transactions in excess of
5% of Plan assets:

Frank Russell
 Investment
 Company        Equity I Fund       574,371          -        -
                                         -    6,013,995       -

Frank Russell
 Investment
 Company        Equity II Fund      822,796          -        -
                                         -    4,128,975       -

Frank Russell
 Investment
 Company        Equity III Fund     294,396          -        -
                                         -    2,292,773       -

Frank Russell
 Investment
 Company        Fixed Income III  1,026,113         -         -
                                         -   5,110,084        -

Frank Russell
 Investment     International
 Company        Fund                828,312         -         -
                                         -   4,034,379        -

Frank Russell
 Investment
 Company        Equity Q Fund       521,797         -         -
                                         -   6,015,987        -




               Amended and Restated Burr-Brown Corporation
                        Future Investment Trust

            Line 27(d) - Schedule of Reportable Transactions

                    EIN:  86-0445468    PN:  001

                    Year Ended December 31, 1998


                                   Expenses
Identity of Party  Description of  Incurred with     Cost of
Involved           Asset           Transaction       Asset
-----------------  --------------  ----------------  ----------
Category (i) - A single
transaction in excess
of 5% of Plan assets:

Frank Russell
Investment
Company           Equity I Fund    $         -        $2,670,995

Frank Russell
Investment
Company           Equity Q Fund              -         2,629,709

Category (iii) - Series of
transactions in excess of
5% of Plan assets:

Frank Russell
Investment
Company           Equity I Fund             -           574,371
                                            -         5,830,709

Frank Russell
Investment
Company           Equity II Fund            -           822,796
                                            -         3,829,675

Frank Russell
Investment
Company           Equity III Fund           -           294,396
                                            -         2,256,516

Frank Russell
Investment
Company           Fixed Income III          -         1,026,113
                                            -         5,004,857

Frank Russell
Investment        International
Company           Fund                      -           828,312
                                            -         4,239,424

Frank Russell
Investment
Company           Equity Q Fund             -           521,797
                                            -         5,442,049





           Amended and Restated Burr-Brown Corporation
                    Future Investment Trust

           Line 27(d) - Schedule of Reportable Transactions

                    EIN:  86-0445468    PN:  001

                    Year Ended December 31, 1998


                                       Current Value
                                       of Asset on
Identity of Party      Description of  Transaction   Net Gain/
   Involved                Assets         Date         (Loss)
---------------------- --------------- ------------- ----------
Category (i) - A single
transaction in excess
of 5% of Plan assets:

Frank Russell
 Investment Company    Equity I Fund   $  2,847,492  $  176,497

Frank Russell
 Investment Company    Equity Q Fund      3,063,882     434,173

Category (iii) - Series of
transactions in excess
of 5% of Plan assets:

Frank Russell
 Investment Company    Equity I Fund        574,371          -
                                          6,013,995     183,286

Frank Russell
 Investment Company    Equity II Fund       822,796          -
                                          4,128,975     299,300

Frank Russell
 Investment Company    Equity III Fund      294,396          -
                                          2,292,773      36,257

Frank Russell
 Investment Company    Fixed Income III   1,026,113          -
                                          5,110,084     105,227

Frank Russell          International
 Investment Company    Fund                 828,312          -
                                          4,034,379   (205,045)

Frank Russell
 Investment Company    Equity Q Fund        521,797          -
                                          6,015,987     573,938




           Amended and Restated Burr-Brown Corporation
                     Future Investment Trust

Line 27(d) - Schedule of Reportable Transactions (continued)

                  EIN:  86-0445468    PN:  001

                  Year Ended December 31, 1998


Identity                                                 Expenses
of Party     Description  Purchase   Selling     Lease   Incurred with
Involved     of Asset     Price      Price       Rental  Transaction
----------   ----------  ----------  ----------  ------  -----------
Category(iii) - Series of
transactions in excess of
5% of Plan assets (continued):

Frank
Russell      Investment
Investment   Contact
Company      Fund        $1,092,953   $   -      $  -     $    -
                             -      8,903,416       -          -

Wells Fargo  Short Term
 Bank        Income Fund  1,923,521       -         -          -
                             -      2,246,878       -          -

Fidelity
Investment   Freedom
Company      Fund 2010    4,564,641       -         -          -

Fidelity
Investment   Freedom
Company      Fund 2020   11,577,631       -         -          -

Fidelity
Investment   Freedom
Company      Fund 2030   13,049,248       -         -          -

Fidelity     Managed
Investment   Income
Company      Portfolio
             Fund         7,627,501       -         -          -



          Amended and Restated Burr-Brown Corporation
                 Future Investment Trust

Line 27 (d) - Schedule of Reportable Transactions (continued)

                 EIN: 86-0445468  PN: 001

                 Year Ended December 31, 1998

                                           Current Value
                                           of Asset on
Identity of      Description  Cost of      Transaction  Net Gain/
Party Involved   of Asset     Asset           Date        (Loss)
---------------  ----------   -----------  -----------  ----------
Category (iii) - Series of
transactions in excess of
5% of Plan assets (continued):

Frank Russell    Investment
Investment       Contract
Company          Fund         $1,092,953   $1,092,953   $      -
                               8,074,997    8,903,416      828,419

Wells Fargo
Bank             Short Term
                 Income Fund   1,923,521    1,923,521          -
                               2,246,878    2,246,878          -

Fidelity
Investment       Freedom
Company          Fund 2010     4,564,641    4,564,641          -

Fidelity
Investment       Freedom
Company          Fund 2020    11,577,631   11,577,631          -

Fidelity
Investment       Freedom
Company          Fund 2030    13,049,248   13,049,248          -

Fidelity         Managed
Investment       Income
Company          Portfolio
                 Fund          7,627,501    7,627,501          -

There were no category (ii) or (iv) transactions during the year
Ended December 31, 1998.

